Exhibit 99.1

InspiraTM Technologies Receives Approval from Sheba Medical Center to Conduct Clinical Study of the HYLATM Blood Sensor

The clinical study is planned for Q1-2023 to be performed on patients undergoing open-heart surgery at Sheba Medical Center

Ra’anana, Israel, February 13, 2023 – Inspira™ Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira Technologies”), a company creating new acute respiratory care technologies, announced today that it has received approval by the Ethics Committee at Sheba Medical Center in Israel to conduct a clinical study of its HYLA blood sensor in patients undergoing open-heart surgery. The study is planned to commence in the first quarter of 2023.

The HYLA blood sensor is a non-invasive optical blood sensor being developed using machine learning based algorithms to measure blood parameters, intended to provide continuous measurements in real-time during extracorporeal procedures.

The HYLA blood sensor is being designed as a stand-alone or integrated device. Continuous and real-time measurements of key blood parameters will potentially provide alerts to physicians of sudden changes in a patient’s condition, enabling prompt medical intervention, as well as alerts relating to sudden changes in extracorporeal blood oxygenation circuit performance (i.e., blood clotting, gas supply failure, system dysfunction and blood recirculation). Early medical intervention may improve patient outcomes, reduce complications, and reduce associated costs.

The purpose of the clinical study is to assess the correlation of blood parameters measured by the HYLA blood sensor versus a standard blood gas analyzer results. As a prospective data collection clinical study, it is designed to integrate clinical research into the product development cycle.

Significance to the INSPIRATM ART System and ALICE™ Device

The INSPIRA ART introduces a new mode of acute respiratory care by supporting a patient’s spontaneous breathing while they are awake and alert, potentially reducing the need for invasive mechanical ventilation. The ALICE is an extracorporeal blood circulation device designed to provide cardiac and pulmonary support. The HYLA blood sensor, as part of the INSPIRA ART system or ALICE Device, will allow for patient blood oxygenation while displaying continuous key blood measurements in real-time. This may empower medical teams’ patient monitoring capabilities.

About Inspira Technologies OXY B.H.N. Ltd.

Inspira Technologies is an innovative medical technology company in the respiratory treatment arena. The Company has developed a breakthrough Augmented Respiration Technology (INSPIRA ART), designed to rebalance patient oxygen saturation levels. This technology potentially allows patients to remain awake during treatment while reducing the need for highly invasive, risky, and costly mechanical ventilation systems that require intubation and medically induced coma. The Company’s products have not yet been tested or used in humans and have not been approved by any regulatory entity. For more information, please visit our corporate website: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses its regulatory strategy, the expected timing of the commencement of the clinical study, the potential benefits to be realized by its products, its belief that early medical intervention may improve patient outcomes, reduce complications, and reduce associated costs, and that the HYLA™ benefits may empower medical teams monitoring capabilities. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov

For more details:

US Public Relations and Investor Relations
Dave Gentry
RedChip Companies Inc.
1-800-RED-CHIP (733-2447)
Or 407-491-4498
IINN@redchip.com

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